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                           June 24, 2022

       Conrad Huss
       Chief Executive Officer
       Cruzani, Inc.
       99 Wall Street
       Suite 891
       New York New York 10005

                                                        Re: Cruzani, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 25,
2022
                                                            Form 8-K Filed May
10, 2022
                                                            File No. 000-54624

       Dear Mr. Huss:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed May 10, 2022

       Item 1.01 Entry Into a Material Definitive Agreement , page 2

   1.                                                   We note on May 4, 2022
you entered into an Agreement and Plan of Merger to
                                                        purchase the shares
Bowmo, Inc. in exchange for shares of your Series G Preferred Stock representing 78% of
your total voting equity. As a result of the merger transaction,
                                                        Bowmo shareholders
became majority shareholders of Cruzani, Inc. In this regard, please explain why an Item
2.01 and the related financial statements under Item 9.01 Form 8-K were not filed. As part
of your response, tell us how you have complied with Form 8-K reporting requirements.
 Conrad Huss
FirstName  LastNameConrad Huss
Cruzani, Inc.
Comapany
June       NameCruzani, Inc.
     24, 2022
June 24,
Page 2 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or Jean Yu at 202-551-3305 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing